Via Facsimile and U.S. Mail
Mail Stop 4720

September 9, 2009

H. Craig Dees, Ph.D.
Chief Executive Officer
Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, Tennessee 37931

Re: **Provectus Pharmaceuticals, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Form 10-Q for the Fiscal Quarter Ended June 30, 2009
        File No. 000-09410

Dear Dr. Dees:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Intellectual Property, page 8

Patents, page 8

1. Please revise your lead in sentence to the table on page 8 to clarify that the table includes all patents material to an understanding of the company as required by Item 101(h)(4)(vii) of Regulation S-K, and revise the table, if applicable, to

include any other material patents. In addition, please revise the table or cross reference to a discussion that explains the patent technologies and products listed in the table.

Material Transfer Agreement, page 9

2. We note your disclosure regarding the Material Transfer Agreement with Schering-Plough Animal Health Corporation. Please disclose the amount of the "progress payments" your company is entitled to receive under the agreement. In addition, it does not appear that Exhibit A to the Material Transfer Agreement, which sets forth these progress payments, has been filed. Please understand that material contracts that are filed as exhibits pursuant to Item 601(b)(10) must include any related schedules and attachments. Therefore, please file as promptly as possible revised exhibit 10.5 that includes the missing Exhibit A.

Financial Statements

Note 1 – Organization and Significant Accounting Policies, page 36

3. If you evaluated your capitalized patents for impairment under SFAS 144, please provide us your analysis demonstrating the reason that there were no impairments. Include in your analysis, the significant assumptions used in your undiscounted cash flows and fair value, as applicable. Also, tell us why you do not believe that a reduction of the remaining useful lives of these assets was necessary. If you did not evaluate these assets for impairment, please address how you considered paragraph 8 of SFAS 144, particularly 8(e), with respect to your historical losses and expectations of future continuing losses, and paragraph 8(f).

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 4 – Equity and Debt Transactions, page 7

4. You disclose that the exercise prices of various warrants that were exercised during the period were reduced. Please tell why the warrants to purchase 20,274,009 shares that were outstanding at June 30, 2009, as well as any warrants that were exercised during the six months ended June 30, 2009, were not required to be reclassified to liabilities and marked to fair value in accordance with EITF 07-5.

*   *   *   *

H. Craig Dees, Ph.D.
Provectus Pharmaceuticals, Inc.
September 9, 2009
Page 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Daniel Greenspan, Special Counsel, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant